EXCEED COMPANY LTD. TO HOLD ITS
ANNUAL GENERAL MEETING ON JUNE 21, 2011

Fujian, China — May 31, 2011 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today announced that it will hold its annual general meeting on June 21, 2011 at 10:00 a.m. local time at Macro Polo Hotel Jinjiang, Sunshine East Street, Qing Yang Town, Jinjiang, Fujian, China. Shareholders of record in the books of the Company as of the close of business on April 20, 2011 are entitled to receive notice of, and to vote at, this meeting or any adjourned or postponed meeting thereof. The Company's annual report on Form 20-F as well as other documents prepared in connection with the annual general meeting can be obtained from the Company’s website at www.exceedsports.cn; a copy of the materials can also be requested by emailing to ir@xdlong.cn.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com